UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

WuXi PharmaTech (Cayman) Inc.

(Name of Issuer)

Ordinary Shares, par value U.S.$0.02 per share (represented by

American Depository Shares, each representing eight Ordinary Shares).

(Title of Class of Securities)

929352102

(CUSIP Number)

December 31, 2013

Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 929352102	13G	Page 2 of 14

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Commonwealth Bank of Australia
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Australian Capital Territory, Commonwealth of Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 26,317,560 shares*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 26,317,560 shares*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,317,560 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 4.62% (based on 569,653,210 shares issued and outstanding as of September 30, 2013, per Form 6-K dated November 13, 2013)
12.	TYPE OF REPORTING PERSON BK/HC

*	Held in the form of 3,289,695 American Depository Shares, each representing eight ordinary shares.

CUSIP NO. 929352102	13G	Page 3 of 14

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Colonial Holding Company Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New South Wales, Commonwealth of Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 26,317,560 shares*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 26,317,560 shares*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,317,560 shares*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 4.62% (based on 569,653,210 shares issued and outstanding as of September 30, 2013, per Form 6-K dated November 13, 2013)
12.	TYPE OF REPORTING PERSON HC

*	Held in the form of 3,289,695 American Depository Shares, each representing eight ordinary shares.

CUSIP NO. 929352102	13G	Page 4 of 14

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Commonwealth Insurance Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New South Wales, Commonwealth of Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 26,317,560 shares*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 26,317,560 shares*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,317,560 shares*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 4.62% (based on 569,653,210 shares issued and outstanding as of September 30, 2013, per Form 6-K dated November 13, 2013)
12.	TYPE OF REPORTING PERSON HC

*	Held in the form of 3,289,695 American Depository Shares, each representing eight ordinary shares.

CUSIP NO. 929352102	13G	Page 5 of 14

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Colonial First State Group Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Victoria, Commonwealth of Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 26,317,560 shares*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 26,317,560 shares*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,317,560 shares*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 4.62% (based on 569,653,210 shares issued and outstanding as of September 30, 2013, per Form 6-K dated November 13, 2013)
12.	TYPE OF REPORTING PERSON HC

*	Held in the form of 3,289,695 American Depository Shares, each representing eight ordinary shares.

CUSIP NO. 929352102	13G	Page 6 of 14

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON First State Investments (Hong Kong) Limited**
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 25,417,904 shares*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 25,417,904 shares*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,417,904 shares*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 4.47% (based on 569,653,210 shares issued and outstanding as of September 30, 2013, per Form 6-K dated November 13, 2013)
12.	TYPE OF REPORTING PERSON IA

*	Held in the form of 3,177,238 American Depository Shares, each representing eight ordinary shares.
**	In the previous filing to which this Amended Schedule 13G relates, this entity was inadvertently misidentified as First State Investment Management (UK) Limited.

CUSIP NO. 929352102	13G	Page 7 of 14

Item 1(a)	Name of Issuer: WuXi PharmaTech (Cayman) Inc

Item 1(b)	Address of Issuer’s Principal Executive Offices:

288 Fute Zhong Road

Waigaoqiao Free Trade Zone

Shanghai 200131

China

Item 2(a)	Name of Person Filing
Item 2(b)	Address of Principal Business Office
Item 2(c)	Citizenship

Commonwealth Bank of Australia

Ground Floor, Tower 1

201 Sussex Street

Sydney, New South Wales, 2000

Commonwealth of Australia

Australian Capital Territory

Colonial Holding Company Limited

Ground Floor, Tower 1

201 Sussex Street

Sydney, New South Wales, 2000.

Commonwealth of Australia

New South Wales

Commonwealth Insurance Holdings Limited

Ground Floor, Tower 1

201 Sussex Street

Sydney, New South Wales, 2000

Commonwealth of Australia

New South Wales

Colonial First State Group Limited

Ground Floor, Tower 1

201 Sussex Street

Sydney, New South Wales, 2000

Commonwealth of Australia

Victoria

First State Investments (Hong Kong) Limited*

6th Floor, Three Exchange Square,

8 Connaught Place

Central, Hong Kong

*	In the previous filing to which this Amended Schedule 13G relates, this entity was inadvertently misidentified as First State Investment Management (UK) Limited.

CUSIP NO. 929352102	13G	Page 8 of 14

Item 2(d)	Title of Class of Securities:

American Depositary Shares

Item 2(e)	CUSIP Number: 929352102

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☒	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: First State Investment Management (UK) Limited is an investment adviser registered pursuant to the law of the jurisdiction in which it is located.

If this statement is filed pursuant to Rule 13d-1(c), check this box:  ☐

Item 4	Ownership:

(a)	Amount beneficially owned:

Incorporated by reference to Item 9 of the cover page pertaining to each reporting person.

(b)	Percent of Class:

Incorporated by reference to Item 11 of the cover page pertaining to each reporting person.

CUSIP NO. 929352102	13G	Page 9 of 14

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Incorporated by reference to Item 5 of the cover page pertaining to each reporting person.

(ii)	shared power to vote or to direct the vote:

Incorporated by reference to Item 6 of the cover page pertaining to each reporting person.

(iii)	sole power to dispose or to direct the disposition of:

Incorporated by reference to Item 7 of the cover page pertaining to each reporting person.

(iv)	shared power to dispose or to direct the disposition of:

Incorporated by reference to Item 8 of the cover page pertaining to each reporting person.

Item 5	Ownership of Five Percent or Less of a Class:

As of the date hereof, none of the filing persons is the beneficial owner of more than five percent of the class of securities reported herein.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

See Exhibit 99.2.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

CUSIP NO. 929352102	13G	Page 10 of 14

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. I also certify that, to the best of my knowledge and belief, the foreign regulatory schemes applicable to the relevant subsidiaries referenced in Exhibit 99.2 to this Schedule 13G are substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s), and that I undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

CUSIP NO. 929352102	13G	Page 11 of 14

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 13th day of February, 2014.

Commonwealth Bank of Australia

By:	/s/ Margaret Taylor
Name:	Margaret Taylor
Title:	Company Secretary

Colonial Holding Company Limited

By:	/s/ Michael Venter
Name:	Michael Venter
Title:	Director

Commonwealth Insurance Holdings Limited

By:	/s/ Michael Venter
Name:	Michael Venter
Title:	Director

Colonial First State Group Limited

By:	/s/ Michael Venter
Name:	Michael Venter
Title:	Director

First State Investments (Hong Kong) Limited

By:	/s/ Michael Stapleton
Name:	Michael Stapleton
Title:	Director

CUSIP NO. 929352102	13G	Page 12 of 14

INDEX TO EXHIBITS

Exhibit No.	Exhibit

99.1	Joint Filing Agreement

99.2	Item 7 Information